Exhibit 12.1

Boston Edison Company

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2004

(in thousands)

Net income from continuing operations	$134,130
Income taxes	89,997
Fixed charges (including securitization certificates)	106,282

Total	$330,409

Interest expense	$83,838
Interest component of rentals	22,444

Total	$106,282

Ratio of earnings to fixed charges	3.11